UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Rio Tinto plc

(Name of Issuer)

Ordinary Shares

American Depositary Shares (each representing four ordinary shares)

(Title of Class of Securities)

Ordinary Shares (ISIN GB 0007188757)

American Depositary Shares (CUSIP US 767204100)

(CUSIP Number)

Zhao Zhengang Deputy Director of Overseas Development Department Aluminum Corporation of China No. 62, North Xizhimen Street Beijing, China 100082 86-10-8229-8080	Lawrence R. Purtell, Esq. Executive Vice President and General Counsel Alcoa Inc. 390 Park Avenue New York, New York 10022-4608 212- 836-2600

Copies to: Charles I. Cogut, Esq. Alan M. Klein, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 212-455-2000	Copies to: Adam O. Emmerich, Esq. Gregory E. Ostling, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 212-403-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 1, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. GB0007188757/US767204100

1.	Names of Reporting Persons Aluminum Corporation of China

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 119,705,134

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 119,705,134

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,705,134

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.00%*

14.	Type of Reporting Person (See Instructions) CO

* The calculation of the foregoing percentage is based on 997,542,790 ordinary shares of the Issuer outstanding as of January 25, 2008, as reported in the Issuer’s announcement pursuant to Rule 2.10 under The City Code on Takeovers and Mergers of the United Kingdom (the “Rule 2.10 Announcement”) of January 25, 2008.

CUSIP No. GB0007188757/US767204100

1.	Names of Reporting Persons Aluminum Corporation of China Overseas Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 119,705,134

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 119,705,134

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,705,134

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.00%*

14.	Type of Reporting Person (See Instructions) CO

* The calculation of the foregoing percentage is based on 997,542,790 ordinary shares of the Issuer outstanding as of January 25, 2008, as reported in the Issuer’s Rule 2.10 Announcement of January 25, 2008.

CUSIP No. GB0007188757/US767204100

1.	Names of Reporting Persons Oriental Prospect Pte. Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 119,705,134

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 119,705,134

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,705,134

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.00%*

14.	Type of Reporting Person (See Instructions) CO

* The calculation of the foregoing percentage is based on 997,542,790 ordinary shares of the Issuer outstanding as of January 25, 2008, as reported in the Issuer’s Rule 2.10 Announcement of January 25, 2008.

CUSIP No. GB0007188757/US767204100

1.	Names of Reporting Persons Shining Prospect Pte. Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 119,705,134

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 119,705,134

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,705,134

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.00%*

14.	Type of Reporting Person (See Instructions) CO

* The calculation of the foregoing percentage is based on 997,542,790 ordinary shares of the Issuer outstanding as of January 25, 2008, as reported in the Issuer’s Rule 2.10 Announcement of January 25, 2008.

CUSIP No. GB0007188757/US767204100

1.	Names of Reporting Persons Alcoa Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0*

	8.	Shared Voting Power 0*

	9.	Sole Dispositive Power 0*

	10.	Shared Dispositive Power 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0*

14.	Type of Reporting Person (See Instructions) CO

* See Item 3 and Item 5 for further information regarding Alcoa’s interest in the ordinary shares of the Issuer.

This statement on Schedule 13D (this “Schedule 13D”) is being filed by Aluminum Corporation of China (“Chinalco”), Aluminum Corporation of China Overseas Holdings Limited (“Chinalco Overseas”), Oriental Prospect Pte. Ltd. (“SPV I”), Shining Prospect Pte. Ltd. (“SPV II”) and Alcoa Inc. (“Alcoa,” and together with Chinalco, Chinalco Overseas, SPV I and SPV II, the “Reporting Persons”) relating to the ordinary shares of 10p each (the “Ordinary Shares”) of Rio Tinto plc, a company incorporated in England and Wales (the “Issuer”).

Item 1.	Security and Issuer.

This Schedule 13D relates to the Ordinary Shares of the Issuer, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Act”).  The address of the principal executive office of the Issuer is 5 Aldermanbury Square, London, EC2V 7HR, United Kingdom.

Item 2.	Identity and Background.

This Schedule 13D is being jointly filed by Chinalco, Chinalco Overseas, SPV I, SPV II and Alcoa pursuant to a Joint Filing Agreement, dated as of February 11, 2008, a copy of which is attached hereto as Exhibit 99.1.

Chinalco

Chinalco is a corporation incorporated under the laws of the People’s Republic of China and a State-owned enterprise.  Its only shareholder is the State-owned Asset Supervision and Administration Commission, a shareholding agency directly controlled by the State Council of the People’s Republic of China.  Chinalco’s principal place of business and principal office is located at No. 62, North Xizhimen Street, Beijing, China 100082.

Set forth on Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of Chinalco: (i) the name; (ii) the business address; (iii) to the best of Chinalco’s knowledge as of the date hereof, the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) to the best of Chinalco’s knowledge as of the date hereof, the citizenship.

During the last five years, neither Chinalco nor, to the best of Chinalco’s knowledge as of the date hereof, any of its directors or executive officers: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Chinalco Overseas

Chinalco Overseas is a corporation incorporated under the laws of Hong Kong and a wholly-owned subsidiary of Chinalco.  Chinalco Overseas manages Chinalco’s overseas financial investments and operations, including Chinalco’s mining investments in non-ferrous metals.  Chinalco Overseas’s principal place of business and principal office is located at Room 4501, 45/F, Far East Finance Centre, No. 16 Harcourt Road, Admiralty, Hong Kong.

Set forth on Schedule II to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of Chinalco Overseas: (i) the name; (ii) the business address; (iii) to the best of Chinalco Overseas’s knowledge as of the date hereof, the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) to the best of Chinalco’s Overseas’s knowledge as of the date hereof, the citizenship.

During the last five years, neither Chinalco Overseas nor, to the best of Chinalco Overseas’s knowledge as of the date hereof, any of its directors or executive officers: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SPV I and SPV II

SPV I is a private company limited by shares incorporated under the laws of the Republic of Singapore and a wholly-owned subsidiary of Chinalco Overseas.  SPV I was formed solely for the purpose of making the investment in the Issuer’s Ordinary Shares and has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the investment in the Issuer’s Ordinary Shares.

SPV II is a private company limited by shares incorporated under the laws of the Republic of Singapore and a wholly-owned subsidiary of SPV I.  SPV II was formed solely for the purpose of making the investment in the Issuer’s Ordinary Shares and has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the investment in the Issuer’s Ordinary Shares.

SPV I’s and SPV II’s principal place of business and principal office is located at 6 Temasek Boulevard, 29th Floor, Suntec Tower Four, Singapore 038986.

Set forth on Schedule III to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of SPV I and SPV II: (i) the name; (ii) the business address; (iii) to the best of SPV I’s and SPV II’s knowledge as of the date hereof, the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) to the best of SPV I’s and SPV II’s knowledge as of the date hereof, the citizenship.

During the last five years, neither SPV I, SPV II nor, to the best of SPV I’s and SPV II’s knowledge as of the date hereof, any of their respective directors or executive officers: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Alcoa
Alcoa is a Pennsylvania corporation. Alcoa’s principal place of business and principal office is located at 390 Park Avenue, New York, New York 10022-4608, United States of America.

Set forth on Schedule IV to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of Alcoa: (i) the name; (ii) the business address; (iii) to the best of Alcoa’s knowledge as of the date hereof, the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) to the best of Alcoa’s knowledge as of the date hereof, the citizenship.

During the last five years, neither Alcoa, nor, to the best of Alcoa’s knowledge as of the date hereof, any of its directors or executive officers: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On  February 1, 2008, SPV II, through Lehman Brothers International (Europe) (“LB International”) as broker, purchased 110,242,889 Ordinary Shares (including 945,813 American Depositary Shares representing

3,783,252 Ordinary Shares), representing approximately 11.05% of the outstanding Ordinary Shares (based on 997,542,790 Ordinary Shares outstanding as of January 25, 2008 as reported on the Issuer’s Rule 2.10 Announcement of January 25, 2008), each in market transactions for an aggregate amount of approximately US$13,151,047,424 (excluding stamp duties and applying The Bank of England GBP/USD Fix at 4:00 p.m. (GMT) on January 31, 2008) (the “Market Transaction”).  In addition, on February 6, 2008, SPV II purchased from LB International 9,462,245 Ordinary Shares (representing approximately 0.95% of the outstanding Ordinary Shares as of January 25, 2008) for an aggregate amount of US$884,583,695 (excluding stamp duties and financing costs and applying a GBP/USD exchange rate of US$1.9768 for GBP1.00) pursuant to the physical settlement of a total return equity swap transaction (the “Swap Transaction”).  The Market Transaction and the acquisition of Ordinary Shares pursuant to the physical settlement of the Swap Transaction are collectively referred to herein as the “Transactions.”

The Transactions were funded with the proceeds from (i) a US$3.6 billion loan made by China Development Bank (“CDB”) to Chinalco, (ii) a US$2.4 billion convertible loan made by CDB to Chinalco, (iii) a US$7.0 billion loan under a US$7.0 billion Term Loan Facility provided by CDB to SPV I and (iv) the issuance of a convertible note by SPV II to Alcoa in the aggregate amount of US$1.2 billion.  On February 1, 2008, Chinalco and Alcoa announced in a joint press release that SPV II had acquired approximately 12.00% of the outstanding Ordinary Shares as of January 25, 2008.  A copy of the joint press release is attached hereto as Exhibit 99.2.

Foreign Exchange Loan and Convertible Foreign Exchange Loan to Chinalco

On January 30, 2008, Chinalco and CDB entered into a Foreign Exchange Loan Contract (the “FE Loan Contract”), pursuant to which CDB made available to Chinalco a two-year loan in the aggregate amount of US$3.6 billion.  In addition, on January 30, 2008, Chinalco, SPV I and CDB entered into a Foreign Exchange Loan Contract (Carrying a Share Conversion Option) (the “Convertible FE Loan”), pursuant to which CDB made available to Chinalco a three-year loan in the aggregate amount of US$2.4 billion.  The Convertible FE Loan provides that at any time following the disbursement of any loan, CDB will have the right to convert all or parts of the outstanding loan amount (excluding any portion of interest that is capitalized and recorded into the loan balance as provided for in the Convertible FE Loan) into a specified number of shares of SPV I, which will, in turn, reduce the principal amount outstanding under the loan.  It is anticipated, and it is the parties’ understanding, that upon the full conversion of the outstanding loan amount CDB will hold no more than 20% of the outstanding share capital of SPV I.  The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the English translation of the full text of the FE Loan Contract and the Convertible FE Loan, copies of which are filed as Exhibits 99.3 and 99.4 hereto and are incorporated herein by reference.

Term Loan Facility to SPV I

In addition, SPV I entered into a Facility Agreement (the “Parent Facility”) with  CDB, pursuant to which CDB made available to SPV I a US dollar term loan facility of up to US$7.0 billion.  In connection with the Parent Facility, on February 3, 2008 SPV I and CDB entered into a Share Charge Over SPV 2 (the “Security Deed”) and a Debenture (the “SPV I Debenture”), pursuant to which SPV I granted CDB a security interest in certain present and future assets of SPV I, including shares of SPV II, as security for the discharge of SPV I’s secured obligations.  Under a Guarantee executed and delivered to CDB on February 3, 2008 (the “Guarantee”), Chinalco guaranteed SPV I’s obligations under the Parent Facility.  In connection with the Parent Facility, in the Sponsor Undertaking, executed on February 3, 2008 (the “Undertaking”), Chinalco agreed and covenanted that SPV I will at all times own 100.00% of the share capital of SPV II.  In addition Chinalco agreed to cause all other persons who directly or indirectly own any shares of SPV I to undertake that SPV I will at all times own 100.00% of the share capital of SPV II.  The relations among security interests granted under the Parent Facility and the Senior Facility (as defined below) are governed by an Intercreditor Agreement among CDB, SPV I and SPV II, executed on February 3, 2008 (the “Intercreditor Agreement”).

The foregoing summaries of the Parent Facility, the Security Deed, the SPV I Debenture, the Guarantee, the Undertaking and the Intercreditor Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Parent Facility, the Security Deed, the SPV I Debenture, the English translation of the Guarantee, the Undertaking and the Intercreditor Agreement, copies of which are filed as Exhibits 99.5, 99.6, 99.7, 99.8, 99.9 and 99.10 hereto and are incorporated herein by reference.

Alcoa Note

A portion of the Transactions was financed with the proceeds from the issuance of a Convertible Senior Secured Note by SPV II to Alcoa on January 31, 2008 (the “Alcoa Note”).  Under the Alcoa Note, SPV II promised to pay Alcoa an aggregate amount of up to US$1.2 billion on February 1, 2011 (the “Alcoa Note Maturity Date”).  In addition, SPV II will pay interest on the outstanding principal on a semi-annual basis in arrears at a rate equal to the average cost of capital of all third-party financing of SPV II.  Alcoa will, however, contribute to SPV II any amounts that are necessary for SPV II to make the interest payments required under the Alcoa Note.  If SPV II elects to purchase additional Ordinary Shares, Alcoa may participate in the funding of such purchase by contributing a pro rata portion of the cost of such additional Ordinary Shares.  Upon Alcoa’s participation and funding, Alcoa may require that the outstanding principal amount under the Alcoa Note and/or the number of shares of SPV II owned by Alcoa be increased accordingly.

In addition, Alcoa has the right, at any time following the expiration of the six-month period starting on January 31, 2008 or upon any winding-up or the liquidation of SPV II, to require SPV II to elect one of the following options: either (i) subject to applicable laws, to distribute in kind, in exchange for cancellation of the Alcoa Note and any equity interests into which it may have previously been converted, in whole or in part, to Alcoa the Equivalent Ordinary Shares and Other Property (as defined below) or (ii) to purchase Alcoa’s debt and equity interest in SPV II at a price equal to the then-current market value of the Equivalent Ordinary Shares and Other Property.  “Equivalent Ordinary Shares and Other Property” means a number of Ordinary Shares (and other assets and property) held by SPV II from time to time that bears the same relation to the total number of Ordinary Shares (and other assets and property) held by SPV II as does the dollar amount of Alcoa’s total debt and equity investment and loans to SPV II to the dollar amount of all debt and equity investment and loans to SPV II, including the aggregate amount of debt financing provided to SPV II or its holding company by any third-party but only to the extent that the proceeds of such third-party debt financing have actually been used to purchase Ordinary Shares.

The Alcoa Note also provides that Alcoa may at any time and from time to time on or prior to the close of business on the business day immediately preceding the Alcoa Note Maturity Date convert the Alcoa Note, or any portion thereof, into a specified number of shares of SPV II.  Upon the conversion of the full amount of the outstanding principal amount under the Alcoa Note, Alcoa would hold approximately 8.49% of the outstanding shares of SPV II.  In addition, Alcoa is permitted at any time to increase the number of shares of SPV II which Alcoa would acquire upon full conversion of the Alcoa Note up to 25.00% of the outstanding share capital of SPV II.  To achieve the foregoing, Alcoa may elect to increase the outstanding principal amount of the Alcoa Note or acquire shares of SPV II directly (or from Chinalco), in each case with tandem payment to Chinalco for the dilution.

Under the Alcoa Note, SPV II agreed to grant Alcoa a security interest to secure SPV II’s obligations under the Alcoa Note in (i) the Equivalent Ordinary Shares and Other Property (and all additional shares of, and all securities convertible into and warrants, options and other rights to purchase or otherwise acquire, stock of the Issuer that is or will be from time to time acquired by SPV II in any manner (which shares will be deemed to be part of the Equivalent Ordinary Shares and Other Property)) and the certificates representing the Equivalent Ordinary Shares and Other Property, and any interest or securities entitlement of SPV II in the entries on the books of any financial or securities intermediary pertaining to the Equivalent Ordinary Shares and Other Property and (ii) all property or other proceeds received or otherwise distributed in respect of, or in exchange for, any or all of the collateral referred in clause (i) of this paragraph.

The Alcoa Note also provides that neither Alcoa nor Chinalco or any of their affiliates may acquire any Ordinary Shares or any ordinary shares of Rio Tinto Limited, a company incorporated in Victoria, Australia, or any interest in any such ordinary shares other than as contemplated in the Alcoa Note through SPV II, and none of Alcoa, Chinalco or any of their affiliates may otherwise take any action that would impose any obligation upon either of them or any of their affiliates to make any offer for any additional Ordinary Shares or ordinary shares of Rio Tinto Limited or with respect to any extraordinary transaction involving the Issuer or Rio Tinto Limited.  In addition, Alcoa agreed that except as provided elsewhere in the Alcoa Note or as agreed by Chinalco, during the period beginning on January 31, 2008 and ending at the time when the Alcoa Note is no longer outstanding, it will not without the prior written consent of Chinalco (i) effect or seek, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or cause or participate in or in any way assist, facilitate or encourage any person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (A) any acquisition of any securities or any assets, indebtedness or businesses of the Issuer, Rio Tinto Limited or any of their subsidiaries or controlled affiliates (the “Rio Tinto Group”), (B) any tender or exchange offer, merger or other business combination involving the Rio Tinto Group or assets of the Rio Tinto Group constituting a significant portion of the consolidated assets of the Rio Tinto Group, (C) any recapitalization, restructuring, liquidation, dissolution or extraordinary transaction with respect to the Rio Tinto Group or (D) any “solicitation” of “proxies” (as such terms are used in the proxy rules under the Act) or consents to vote any voting securities of the Issuer, Rio Tinto Limited or any of their controlled affiliates; (ii) form, join or in any way participate in a “group” as defined under Section 13(d) of the Act with respect to the Rio Tinto Group or otherwise act in concert with any person in respect of any such securities; (iii) otherwise act, alone or in concert with others, to seek representation on or to control or influence the management, the board of directors or policies of the Rio Tinto Group; (iv) take any action which would or would reasonably be expected to force the Rio Tinto Group to make a public announcement regarding any of the matters set forth in clause (i) of this paragraph; (v) enter into any discussions or arrangements with any third party with respect to any of the matters described in clauses (i) through (iv); or (vi) take any action that might restrict or limit the terms upon which SPV II might undertake an offer for the Rio Tinto Group at any time in the future.

SPV II and Alcoa further agreed to use best efforts to cooperate in good faith to amend the Alcoa Note at any time and from time to time to reflect the parties’ common understanding and intentions with respect to the subject matters set forth in the Alcoa Note and the Memorandum of Understanding between Chinalco and Alcoa, dated January 30, 2008, and in respect of the wider financing arrangements for the acquisition of Ordinary Shares.

On February 6, 2008, SPV II and Alcoa entered into a Charge Over Shares (the “Alcoa Deed”), pursuant to which SPV II granted Alcoa a security interest in certain Ordinary Shares acquired by SPV II with the proceeds from the issuance of the Alcoa Note in connection with the Transactions as security for the discharge of SPV II’s obligations under the Alcoa Note.  For purposes of creating the security interest over the Ordinary Shares, SPV II created a securities account and appointed LB International as custodian for such securities account pursuant to a custody agreement.

The foregoing summary of the Alcoa Note and the Alcoa Deed does not purport to be complete and is qualified in its entirety by reference to the full text of the Alcoa Note and the Alcoa Deed, copies of which are filed as Exhibits 99.11 and 99.12 hereto and are incorporated herein by reference.

Senior Secured Term Loan Facility to SPV II

In connection with the Transactions, SPV II and CDB also entered into a Senior Secured Facility Agreement (the “Senior Facility”) dated February 3, 2008, pursuant to which CDB made available to SPV II a US dollar term loan facility of up to US$7.0 billion.  As of the date hereof, SPV II has borrowed, but not used, an aggregate amount of US$2.0 billion under the Senior Facility.  In connection with the Senior Facility and the Parent Facility (as defined below), on February 3, 2008, SPV II and CDB entered into a Security Over Shares Agreement (the “SPV II Security Agreement”) and a Debenture (the “SPV II Debenture”), pursuant to which SPV II granted CDB a security interest in certain present and future assets of SPV II, including certain Ordinary Shares purchased by it, as security for the discharge of SPV II’s secured obligations.  For purposes of creating the security interest over the Ordinary Shares, SPV II created a securities account and appointed LB International as custodian for such securities account pursuant to a custody agreement.  The foregoing summaries of the Senior Facility, the SPV II Security Agreement and the SPV II Debenture do not purport to be complete and are qualified in their entirety by reference to the full text of the Senior Facility, the SPV II Security Agreement and the SPV II Debenture, copies of which are filed as Exhibits 99.13, 99.14 and 99.15 hereto and are incorporated herein by reference.

Amendments to Financing Arrangements

CDB, SPV I and SPV II entered into a Waiver Letter, dated February 2, 2008 (the “Waiver Letter”), pursuant to which, among other matters, the parties agreed to cooperate to effect any necessary or desirable amendment or waiver of the Senior Facility or any related finance documents or the Parent Facility and any related finance documents.  The foregoing summary of the Waiver Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Waiver Letter, a copy of which is filed as Exhibit 99.16 hereto and is incorporated herein by reference.

Item 4.	Purpose of Transaction.
The information set forth and/or incorporated by reference in Item 3 of this Schedule 13D is hereby incorporated by reference in this Item 4.

On November 1, 2007, BHP Billiton/BHP Billiton plc (together, "BHP") approached the Issuer and Rio Tinto Limited, an Australian corporation (together, “Rio”), with a proposal to combine Rio and BHP.  On November 8, 2007, BHP confirmed that it had approached Rio and subsequently engaged in a global road show relating to its proposal to acquire Rio in a transaction in which Rio shareholders would have received 3 BHP shares for each Ordinary Share which valued Rio at approximately US$130.0 billion.  Rio declined to negotiate with BHP and on December 21, 2007 the UK Takeover Panel ruled that BHP had until February 6, 2008 to either announce the intention to make a firm offer or to announce that it had no such intention and withdraw its proposal.  On February 5, 2008, BHP made an offer of 3.4 BHP shares for each Ordinary Share which valued Rio at approximately US$147.0 billion (the “Pre-Conditional Offer”).  The Pre-Conditional Offer contains a minimum acceptance condition requiring acceptances relating to more than 50% of the Ordinary Shares.  BHP also proposed a buy-back of up to US$30.0 billion within one year of completing the Pre-Conditional Offer.  The Pre-Conditional Offer is subject to satisfaction or waiver of the pre-conditions in the offer which relate to the obtaining of certain clearances in Europe, Australia, the United States, Canada and South Africa which BHP expects to obtain during the second half of 2008.  On February 6, 2008 Rio rejected the Pre-Conditional Offer, stating that the Pre-Conditional Offer significantly undervalued Rio and was not in the best interests of its shareholders.

On February 1, 2008, Chinalco and Alcoa announced that they had entered into the Transactions and that SPV II had acquired 119,705,134 Ordinary Shares representing approximately 12.00% of the outstanding Ordinary Shares as of January 25, 2008.

Chinalco is one of the largest diversified metals and mining companies in China and is engaged in exploration, mining and downstream processing of mineral resources including bauxite, alumina, aluminum, copper, as well as other non-ferrous metals.  Chinalco is the largest alumina and primary aluminum producer in China and one of the leading alumina and primary aluminum producers in the world.  Alcoa is a world leader in the production and management of primary aluminum, fabricated aluminum and alumina combined, through its active and growing participation in all major aspects of the industry:  technology, mining, refining, smelting, fabricating and recycling.  Aluminum and alumina represent approximately three-fourths of Alcoa’s revenues.  Nonaluminum products include precision castings, industrial fasteners, consumer products, food service and flexible packaging products, plastic closures, and electrical distribution systems for cars and trucks.  Alcoa’s products are used worldwide in aircraft, automobiles, commercial transportation, packaging, consumer products, building and construction, and industrial applications.

The Transactions reflect Chinalco’s confidence in the long-term prospects for the rapidly evolving global mining sector.  Chinalco has confidence in the fundamental value of the Rio Tinto Group and its management’s strong ability to realize that value for its shareholders.  The Transactions are part of Chinalco’s ongoing strategy of growth and diversification consistent with Chinalco’s ambition to become a global leading diversified resource company.  Chinalco has operations across 21 provinces in China and has eight overseas subsidiaries in five continents of the world.  Accordingly, the Transactions reflect Chinalco’s determination to increase and diversify its exposure to the sector and to be well positioned within this changing industry landscape.  Chinalco (through its subsidiaries, including Chinalco Overseas) recently extended its operations to a number of overseas resource projects and made financial investments in Australia, Peru, Vietnam and a number of other countries.

Alcoa has a long history of supporting aluminum industry investments in China and globally.  In 2001, Alcoa successfully supported the initial public offering of Chinalco’s subsidiary, Aluminum Corporation of China Ltd.  Alcoa is a significant metals producer in Australia, Canada, the United States and Europe.  Separately, on May 8, 2007, Alcoa made an offer to acquire all of the outstanding common shares of Alcan Inc. (“Alcan”), in a transaction valued at approximately US$33.0 billion.  Subsequently, on July 24, 2007, Rio Tinto Canada Holding Inc., an indirect wholly owned subsidiary of the Issuer made an offer to acquire all of the outstanding common shares of Alcan and successfully completed the purchase of all such shares on November 14, 2007, in a transaction valued at approximately US$42.5 billion.

In their press release of February 1, 2008 relating to the Transactions (a copy of which is filed as Exhibit 99.2 to this Schedule 13D), Chinalco and Alcoa confirmed that they did not currently intend to make an offer for the Issuer (the “Statement”).  If a person chooses to make such a statement, under Rule 2.8 and other applicable provisions of The City Code on Takeovers and Mergers of the United Kingdom (which governs conduct in respect of acquisitions and related matters for publicly traded companies in the United Kingdom (the “City Code”)) such person is prohibited from announcing, making or (except for certain permitted actions) taking any steps to prepare to announce or make such an offer for a period of six months following a statement of intent such as the Statement, unless, and except to the extent that, they specifically reserve their rights to do so.  In the Statement, however, for purposes of Rule 2.8 and other relevant provisions of the City Code, Chinalco and Alcoa reserved the right to announce an offer or possible offer or make or participate in an offer or possible offer for the Issuer and/or to take any other action which would otherwise be restricted under Rule 2.8 of the City Code within the six-month period, in the event that: (i) an agreement or recommendation from the board of directors of the Issuer is or will be forthcoming; (ii) there is an announcement by a third party, other than BHP, of a possible offer or a firm intention to make an offer for the Issuer, or the Issuer announces that it has received an approach in relation to a possible offer from a third party other than BHP; (iii) BHP announces a firm intention, on improved consideration terms from its initial proposal, to make an offer for the Issuer whether or not subject to any pre-conditions or revises the terms of any such offer; (iv) the Issuer undertakes or announces an intention to undertake any acquisition or disposal of a “material amount” (as defined in Rule 21.1 of the City Code), or any material recapitalization, other than the current purchase of its own shares pursuant to the authority granted at the annual general meeting of the Issuer on April 13, 2007 (where “material” is defined as 10.00% or more of the combined market capitalization of the Issuer and Rio Tinto Limited as at the close of business on the date of the Statement); (v) the Issuer announces a “whitewash” proposal for purposes of Rule 9 of the City Code or a reverse takeover; or (vi) there is a material change of circumstances.  The Pre-Conditional Offer satisfies the terms set forth in clause (iii) above, and accordingly Chinalco and Alcoa are no longer restricted from announcing an offer or possible offer or making or participating in an offer or possible offer.  In response to BHP’s announcement of the Pre-Conditional Offer, Chinalco and Alcoa on February 6, 2008 issued a joint press release, indicating that they planned to closely monitor further developments, in particular any response from the board of directors of the Issuer.  A copy of the joint press release is attached hereto as Exhibit 99.17.

It is not possible to predict developments with respect to the proposed acquisition of the Issuer/Rio Tinto Limited by BHP, nor other developments in the industries and global economy in which those companies, Chinalco and Alcoa operate.  However, the Reporting Persons believe that their interest in the Ordinary Shares may provide them with a strategic position in connection with any such developments.  In this connection and more generally, the Reporting Persons intend to closely monitor and review the situation generally and their investment in the Issuer in particular on a continuing basis.

Depending on various factors, including, without limitation, developments in respect of the proposal by BHP to acquire the Issuer/Rio Tinto Limited, the Issuer’s financial position and strategic direction, the Issuer’s or other persons’ response to any actions or positions that may be suggested or taken by the Reporting Persons, price levels of the Ordinary Shares, and conditions in the securities market and general economic and industry conditions, the Reporting Persons reserve their right to, subject to the applicable provisions of the City Code (as regulated by the UK Takeover Panel) and other law and regulation, in the future, either alone or in concert with another person, take such actions with respect to the Issuer and their investment in the Issuer as they deem appropriate, including, but not limited to, purchasing or otherwise acquiring additional Ordinary Shares or other interests in the Issuer, selling some or all of their Ordinary Shares, communicating, negotiating with, seeking to negotiate with, or making proposals to the Issuer, investors or BHP or other industry participants, seeking to acquire or exercise control of, or making an offer for, the Issuer or some or all of the Issuer’s assets or properties, or making proposals in such regard, or conducting a proxy solicitation or otherwise exercising their voting power with respect to the board of directors of the Issuer or as to other matters within the power of the shareholders of the Issuer.

As detailed in, and subject to the terms of, the applicable provisions of the City Code, the Reporting Persons reserve their right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of market conditions, subsequent developments affecting the Issuer, the Reporting Persons and other market participants, the general business and future prospects of the Issuer, the Reporting Persons and other market participants and the Reporting Persons’ investment policies and opportunities.

Other than as set forth herein, the Reporting Persons do not have any present plan or proposal that would relate to, or result in, any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

Chinalco, Chinalco Overseas, SPV I and SPV II beneficially own 119,705,134 Ordinary Shares.  The Ordinary Shares beneficially owned by Chinalco, Chinalco Overseas, SPV I and SPV II represent approximately 12.00% of the outstanding Ordinary Shares as of January 25, 2008.

Alcoa does not beneficially own any Ordinary Shares, however, the Alcoa Note is secured by 10,161,745 Ordinary Shares owned by SPV II which represents approximately 1.02% of the outstanding Ordinary Shares as of January 25, 2008.  In addition, Alcoa has the right, at any time following the expiration of the six-month period starting on January 31, 2008 or upon any winding-up or the liquidation of SPV II, to require SPV II to elect one of the following options: either (i) subject to applicable laws, to distribute in kind, in exchange for cancellation of the Alcoa Note and any equity interests into which it may have previously been converted, in whole or in part, to Alcoa the Equivalent Ordinary Shares and Other Property or (ii) to purchase Alcoa’s debt and equity interest in SPV II at a price equal to the then-current market value of the Equivalent Ordinary Shares and Other Property.  Furthermore, Alcoa may at any time and from time to time on or prior to the close of business on the business day immediately preceding the Alcoa Note Maturity Date convert the Alcoa Note, or any portion thereof, into a specified number of shares of SPV II.  Upon the conversion of the full amount of the outstanding principal amount under the Alcoa Note, Alcoa would hold approximately 8.49% of the outstanding shares of SPV II.

(c)  For purposes of the Market Transaction, on January 31, 2008, SPV II entered into a letter agreement with LB International, pursuant to which SPV II agreed to purchase up to 12.50% of the outstanding Ordinary Shares from LB International, its broker, on February 1, 2008.  In addition, on February 5, 2008, SPV II and LB International agreed in a side letter to that letter agreement that the purchase price per Ordinary Share was GBP 60.00.  In connection with the settlement of the Market Transaction, pursuant to a settlement agreement among LB International, Lehman Brothers Special Financing Inc., SPV II and Alcoa, dated February 5, 2008, SPV II directed LB International to transfer 10,161,745 Ordinary Shares to a securities account with LB International to secure the Alcoa Note as described above.

On January 24, 2008, SPV II and LB International entered into a total return equity swap transaction (referred to under Item 3 as the “Swap Transaction”) in respect of 9,462,245 Ordinary Shares (representing approximately 0.95% of the outstanding Ordinary Shares).  The Ordinary Shares underlying the Swap Transaction had an initial price of approximately US$93.49 per Ordinary Share. Physical settlement applied to the Swap Transaction unless SPV II elected cash settlement.  The Swap Transaction originally provided for settlement and termination on February 22, 2008.

On February 1, 2008, SPV II terminated a portion of the Swap Transaction with respect to 3,491,400 Ordinary Shares, and on February 4, 2008, SPV II terminated the remaining outstanding portion of the Swap Transaction.  Physical settlement of the terminated Swap Transaction occurred on February 6, 2008, and LB International delivered to SPV II 9,462,245 Ordinary Shares and SPV II paid LB International an amount in cash equal to US$884,583,695 (excluding stamp duties and financing costs and applying a GBP/USD exchange rate of US$1.9768 for GBP 1.00).

Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge as of the date hereof, any of the persons named in Schedules I, II, III and IV hereto, has engaged in any transaction in the Ordinary Shares of the Issuer during the past 60 days.

(d)  Other than the Reporting Persons, to the best of the Reporting Persons’ knowledge as of the date hereof, none of the persons named in Schedules I, II, III and IV hereto or any other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Ordinary Shares.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The information set forth in Item 3 and Item 4 of this Schedule 13D is hereby incorporated by reference in this Item 6.
Memorandum of Understanding between Chinalco and Alcoa

On January 30, 2008, Chinalco and Alcoa entered into a non-binding Memorandum of Understanding (the “Memorandum”).  The Memorandum sets forth the terms and conditions of Alcoa’s participation in the Transactions and contains a summary of the material terms of the Alcoa Note, including Alcoa’s option to convert additional portions of the loan under the Alcoa Note and/or to loan additional funds as agreed by the parties.  In addition, the Memorandum contemplates, among other necessary documentation, the entry by the parties within 30 days following the completion of the Transactions into a shareholder agreement that will contain the governance provisions of SPV II and customary protection rights for minority shareholders and anti-dilution provisions.  Under the Memorandum, Chinalco and Alcoa also agreed to coordinate and consult with each other on public comments, press releases or announcements relating to the matters described in the Memorandum.  The foregoing summary of the Memorandum does not purport to be complete and is qualified in its entirety by reference to the full text of the Memorandum, a copy of which is filed as Exhibit 99.18 hereto and is incorporated herein by reference.

Except as set forth in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits
Exhibit	Description of Exhibits
99.1

Joint Filing Agreement, dated as of February 11, 2008 by and among Aluminum Corporation of China, Aluminum Corporation of China Overseas Holdings Limited, Oriental Prospect Pte. Ltd., Shining Prospect Pte. Ltd. and Alcoa Inc.

99.2	Press Release (including no-bid statement under Rule 2.8 of the City Code) of Aluminum Corporation of China and Alcoa Inc., dated February 1, 2008
99.3	English Translation of the Foreign Exchange Loan Contract between Aluminum Corporation of China and China Development Bank, executed on January 30, 2008*
99.4

English Translation of the Foreign Exchange Loan Contract (Carrying a Share Conversion Option) by and among Aluminum Corporation of China, Oriental Prospect Pte. Ltd. and China Development Bank, executed on January 30, 2008*

99.5	Facility Agreement between Oriental Prospect Pte. Ltd. and China Development Bank, executed on February 3, 2008
99.6	Share Charge Over SPV 2 between Oriental Prospect Pte. Ltd. and China Development Bank, executed on February 3, 2008
99.7	Debenture of Oriental Prospect Pte. Ltd. in favour of China Development Bank, executed on February 3, 2008
99.8	English Translation of Guarantee by Aluminum Corporation of China, executed on February 3, 2008*
99.9	Sponsor Undertaking, executed on February 3, 2008
99.10	Intercreditor Agreement among China Development Bank, Oriental Prospect Pte. Ltd. and Shining Prospect Pte. Ltd., executed on February 3, 2008
99.11	Convertible Senior Secured Note between Shining Prospect Pte. Ltd. and Alcoa Inc., executed on January 31, 2008
99.12	Charge Over Shares, dated February 6, 2008, between Shining Prospect Pte. Ltd. and Alcoa Inc.
99.13	Senior Secured Facility Agreement, dated February 3, 2008, between Shining Prospect Pte. Ltd. and China Development Bank
99.14	Security Over Shares Agreement between Shining Prospect Pte. Ltd. and China Development Bank, executed on February 3, 2008
99.15	Debenture of Shining Prospect Pte. Ltd. in favour of China Development Bank, executed on February 3, 2008
99.16	Waiver Letter among China Development Bank, Oriental Prospect Pte. Ltd. and Shining Prospect Pte. Ltd., dated February 2, 2008
99.17	Press Release of Aluminum Corporation of China and Alcoa Inc., dated February 6, 2008
99.18	Memorandum of Understanding, dated January 30, 2008, between Aluminum Corporation of China and Alcoa Inc.

*	All English translations are being attached for convenience purposes only. In the event of any discrepancy between a translation and the original Chinese version, the Chinese version will prevail.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2008

ALUMINUM CORPORATION OF CHINA

By:	/s/ XIAO YAQING
Name:	Xiao Yaqing
Title:	President

ALUMINUM CORPORATION OF CHINA OVERSEAS HOLDINGS LIMITED

By:	/s/ REN XUDONG
Name:	Ren Xudong
Title:	Chairman

ORIENTAL PROSPECT PTE. LTD.

By:	/s/ WANG WENFU
Name:	Wang Wenfu
Title:	Director

By:	/s/ ZHAO ZHENGANG
Name:	Zhao Zhengang
Title:	Director

SHINING PROSPECT PTE. LTD.

By:	/s/ WANG WENFU
Name:	Wang Wenfu
Title:	Director

By:	/s/ ZHAO ZHENGANG
Name:	Zhao Zhengang
Title:	Director

ALCOA INC.

By:	/s/ LAWRENCE R. PURTELL
Name:	Lawrence R. Purtell
Title:	Executive Vice President and General Counsel

INDEX TO EXHIBITS

Exhibit	Description of Exhibits
99.1

Joint Filing Agreement, dated as of February 11, 2008 by and among Aluminum Corporation of China, Aluminum Corporation of China Overseas Holdings Limited, Oriental Prospect Pte. Ltd., Shining Prospect Pte. Ltd. and Alcoa Inc.

99.2	Press Release (including no-bid statement under Rule 2.8 of the City Code) of Aluminum Corporation of China and Alcoa Inc., dated February 1, 2008

99.3	English Translation of the Foreign Exchange Loan Contract between Aluminum Corporation of China and China Development Bank, executed on January 30, 2008*

99.4

English Translation of the Foreign Exchange Loan Contract (Carrying a Share Conversion Option) by and among Aluminum Corporation of China, Oriental Prospect Pte. Ltd. and China Development Bank, executed on January 30, 2008*.

99.5	Facility Agreement between Oriental Prospect Pte. Ltd. and China Development Bank, executed on February 3, 2008

99.6	Share Charge Over SPV 2 between Oriental Prospect Pte. Ltd. and China Development Bank, executed on February 3, 2008

99.7	Debenture of Oriental Prospect Pte. Ltd. in favour of China Development Bank, executed on February 3, 2008

99.8	English Translation of Guarantee by Aluminum Corporation of China, executed on February 3, 2008*

99.9	Sponsor Undertaking, executed on February 3, 2008

99.10	Intercreditor Agreement among China Development Bank, Oriental Prospect Pte. Ltd. and Shining Prospect Pte. Ltd., executed on February 3, 2008

99.11	Convertible Senior Secured Note between Shining Prospect Pte. Ltd. and Alcoa Inc., executed on January 31, 2008

99.12	Charge Over Shares, dated February 6, 2008, between Shining Prospect Pte. Ltd. and Alcoa Inc.

99.13	Senior Secured Facility Agreement, dated February 3, 2008, between Shining Prospect Pte. Ltd. and China Development Bank

99.14	Security Over Shares Agreement between Shining Prospect Pte. Ltd. and China Development Bank, executed on February 3, 2008

99.15	Debenture of Shining Prospect Pte. Ltd. in favour of China Development Bank, executed on February 3, 2008

99.16	Waiver Letter among China Development Bank, Oriental Prospect Pte. Ltd. and Shining Prospect Pte. Ltd., dated February 2, 2008

99.17	Press Release of Aluminum Corporation of China and Alcoa Inc., dated February 6, 2008

99.18	Memorandum of Understanding, dated January 30, 2008, between Aluminum Corporation of China and Alcoa Inc.

*	All English translations are being attached for convenience purposes only. In the event of any discrepancy between a translation and the original Chinese version, the Chinese version will prevail.

SCHEDULE I

The following table sets forth the name, present principal occupation or employment, and the name and principal business of the corporation or organization in which the employment is conducted for each member of Chinalco’s Board of Executive Officers.  Unless otherwise indicated, each person listed below is a citizen of the People’s Republic of China.  The business address of each such director or executive officer is c/o Aluminum Corporation of China, No. 62, North Xizhimen Street, Beijing 100082, China.

Directors

Chinalco does not have a board of directors.

Executive Officers

Name	Position

Xiao Yaqing	President of Aluminum Corporation of China

Lv Youqing	Vice President and Chief Financial Officer of Aluminum Corporation of China

Ao Hong	Vice President of Aluminum Corporation of China

Liu Caiming	Vice President of Aluminum Corporation of China

Zhang Chengzhong	Vice President of Aluminum Corporation of China

Ren Xudong	Vice President of Aluminum Corporation of China

SCHEDULE II

The following table sets forth the name, present principal occupation or employment, and the name and principal business of the corporation or organization in which the employment is conducted for each member of Chinalco Overseas’s board of directors and each executive officer of Chinalco Overseas.  Unless otherwise indicated, each person listed below is a citizen of the People’s Republic of China.  The business address of each such director or executive officer is c/o Aluminum Corporation of China Overseas Holdings Limited, Room 4501, 45/F, Far East Finance Centre, No. 16 Harcourt Road, Admiralty, Hong Kong.

Directors

Name	Position

Ren Xudong	Vice President of Aluminum Corporation of China

Zhang Zhankui	Deputy Director of the Financial Department of Aluminum Corporation of China

Wang Wenfu(1)	Director of Aluminum Corporation of China Overseas Holdings Limited; President of Aluminum Corporation of China Overseas Holdings Limited

Zhao Zhengang

Deputy Director of Overseas Development Department of Aluminum Corporation of China; Director of Aluminum Corporation of China Overseas Holdings Limited; Deputy General Manager of Overseas Development Department of Aluminum Corporation of China Limited

Mao Yuanjian	Director, Human Resources Department, Aluminum Corporation of China

Zhao Shouye	Head of Legal Department of Aluminum Corporation of China

Tai Yu(2)	Vice President of Aluminum Corporation of China Overseas Holdings Limited

Executive Officers

Name	Position

Ren Xudong	Chairman

Zhang Zhankui	Chief Financial Officer

Wang Wenfu	President

Tai Yu	Vice President

(1)           Citizenship: Australia

(2)           Citizenship: Australia

SCHEDULE III

The following table sets forth the name and address, present principal occupation or employment, and the name and principal business of the corporation or organization in which the employment is conducted for each member of Oriental Prospect Pte. Ltd.’s and Shining Prospect Pte. Ltd.’s board of directors.  None of Oriental Prospect Pte. Ltd. or Shining Prospect Pte. Ltd. has appointed any executive officers.  Unless otherwise indicated, each person listed below is a citizen of the People’s Republic of China.

Directors

Name	Position

Wang Wenfu(3) c/o Aluminum Corporation of China Overseas Holdings Limited Room 4501, 45/F Far East Finance Centre No. 16 Harcourt Road, Admiralty Hong Kong	Director of Aluminum Corporation of China Overseas Holdings Limited; President of Aluminum Corporation of China Overseas Holdings Limited

Zhao Zhengang c/o Aluminum Corporation of China Overseas Holdings Limited Room 4501, 45/F Far East Finance Centre No. 16 Harcourt Road, Admiralty Hong Kong

Deputy Director of Overseas Development Department of Aluminum Corporation of China; Director of Aluminum Corporation of China Overseas Holdings Limited; Deputy General Manager of Overseas Development Department of Aluminum Corporation of China Limited

Chia Hoo Khun Valery Kelvin(4) c/o Kelvin Chia Partnership 6 Temasek Boulevard, 29th Floor, Suntec Tower Four Singapore 038986	Managing Partner of Kelvin Chia Partnership

(3)           Citizenship: Australia

(4)           Citizenship: Singapore

SCHEDULE IV

The following table sets forth the name, present principal occupation or employment, and the name and principal business of the corporation or organization in which the employment is conducted for each member of Alcoa’s board of directors and each executive officer of Alcoa.  Unless otherwise indicated, each person listed below is a citizen of the United States of America.  Unless otherwise indicated, the business address of each such director or executive officer is c/o Alcoa Inc., 390 Park Avenue, New York, New York 10022-4608.

Directors

Name	Position

Alain J. P. Belda(5)	Chairman of the Board and Chief Executive Officer, Alcoa Inc.

Kathryn S. Fuller c/o The Ford Foundation 320 East 43rd Street New York, New York 10017	Chair, The Ford Foundation

Carlos Ghosn(6) c/o Nissan Motor Co., Ltd. 17-1, Ginza 6-chome, Chuo-ku Tokyo 104-8023 Japan	President and Chief Executive Officer, Nissan Motor Co., Ltd., and President and Chief Executive Officer, Renault S.A.

Joseph T. Gorman c/o Moxahela Enterprises,LLC Lakepoint Office Park 3201 Enterprise Parkway Suite 410 Beachwood, Ohio 44122	Chairman and Chief Executive Officer, Moxahela Enterprises, LLC, a venture capital firm

Judith M. Gueron c/o MDRC 16 East 34th Street New York, New York 10016	Scholar in Residence at MDRC, a nonprofit research organization

Klaus Kleinfeld(7)	President and Chief Operating Officer, Alcoa Inc.

Michael G. Morris c/o American Electric Power Co., Inc. 1 Riverside Plaza Columbus, Ohio 43215	Chairman of the Board, President and Chief Executive Officer, American Electric Power Company, Inc.

(5)           Citizenship:  Brazil and United States

(6)           Citizenship:  France

(7)           Citizenship:  Germany

E. Stanley O’Neal c/o Merrill Lynch 623 Fifth Avenue, 35th Floor New York, New York 10022	Former Chairman of the Board and Chief Executive Officer, Merrill Lynch & Co., Inc.

James W. Owens c/o Caterpillar Inc. 100 NE Adams Street Peoria, Illinois 61629	Chairman and Chief Executive Officer, Caterpillar Inc.

Henry B. Schacht c/o Warburg Pincus 466 Lexington Avenue 10th Floor New York, New York 10017	Managing director and senior advisor of Warburg Pincus LLC, a global private equity firm

Ratan N. Tata(8) c/o Tata Sons Limited 24 Homi Mody Street Mumbai 400 001 India	Chairman, Tata Sons Limited, the holding company of the Tata Group

Franklin A. Thomas c/o The Study Group 380 Lexington Avenue 54th Floor New York, New York 10168	Consultant, The Study Group, a nonprofit institution

Ernesto Zedillo(9) c/o Yale Center for the Study of Globalization 393 Prospect Street New Haven, Connecticut 06511	Director, Yale Center for the Study of Globalization

(8)           Citizenship:  India

(9)           Citizenship:  Mexico

Executive Officers

Name	Position

Alain J. P. Belda	Director, Chairman of the Board and Chief Executive Officer, Alcoa Inc.

William F. Christopher	Executive Vice President – Alcoa and Group President, Engineered Products and Solutions, Alcoa Inc.

Klaus Kleinfeld	Director, President and Chief Operating Officer. Alcoa Inc.

Charles D. McLane, Jr.	Executive Vice President and Chief Financial Officer, Alcoa Inc.

Lawrence R. Purtell	Executive Vice President and General Counsel; Chief Compliance Officer, Alcoa Inc.

Bernt Reitan(10)	Executive Vice President – Alcoa and Group President, Global Primary Products. Alcoa Inc.

Tony R. Thene	Vice President and Controller, Alcoa Inc.

Paul D. Thomas	Executive Vice President – Alcoa and Group President, Alcoa Packaging and Consumer Products. Alcoa Inc.

Helmut Wieser(11)	Executive Vice President – Alcoa and Group President, Global Rolled Products, Hard Alloy Extrusions & Asia, Alcoa Inc.

(10)         Citizenship:  Norway

(11)         Citizenship:  Austria